

Allen C. Tucci

1650 Market Street | One Liberty Place, Suite 1800 | Philadelphia, PA 19103-7395
Direct 215.864.6352 | Fax 215.789.7622
tuccia@whiteandwilliams.com | whiteandwilliams.com



November 12, 2014

VIA FEDERAL EXPRESS

Filer Desk – Mail Stop 3040
U.S. Securities and Exchange Commission
100 F Street, N.E., Washington, DC 20549

Attention: Tom Kluck

> Re: Enviro-Serv, Inc.
>   Amendment No. 3 to Registration Statement on Form 1-A
>   Filed September 3, 2014
>   File No. 024-10394

Dear Mr. Kluck:

We sincerely appreciate the review you and your staff conducted of the above-referenced Form 1-A of Enviro-Serv, Inc., a Delaware corporation (the "Company"). On behalf of the Company we are responding to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") by letter dated October 2, 2014 (the "Comment Letter"). In conjunction with these responses, the Company is filing its Amendment No. 4 to the Form 1-A (the "Amendment").

Enclosed for filing on behalf of the Company, please find an original and six copies of Amendment No. 4 to the Company's Form 1-A, which incorporate the comments and responses indicated below.

The Company's responses to the Staff's comments are indicated below, directly below a restatement of the comment in bold, italicized type. For ease of referenced, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter.

General

1. ***Staff Comment:*** *Please send all amendments and correspondence to the following address: Filer Desk – Mail Stop 3040, U.S. Securities and Exchange Commission, 100 F Street, N.E., Washington, DC 20549.*

   Company Response: The address has been amended accordingly.

2. ***Staff Comment:*** *We note your response to comment 6 of our comment letter dated July 25, 2014, stating that Macallan Partners intends to purchase your common stock pursuant to this exempt offering under Regulation A. It thus appears that you are attempting to exempt from registration a primary offering and sale of common stock to Macallan Partners pursuant to an equity line financing agreement, under Regulation A. However, you are not eligible to rely upon Rule 415(a)(1)(x) of the Securities Act of 1933 to conduct an "at the market offering," and therefore, you cannot comply with Rule 415(a)(4). Accordingly, the exemption under Regulation A of the sale of common stock to Macallan Partners does not appear to be available, as currently contemplated. Please revise your offering statement to remove all securities being sold pursuant to the Investment Agreement with Macallan Partners, or provide us with a detailed legal analysis of how your proposed offering is permitted under Rule 415. Refer to Rule 251(d)(3) of Regulation A and Question 139.21 of the Securities Act Sections Compliance and Disclosure Interpretations, which is available on our website.*

   Company Response: All securities being sold pursuant to the Investment Agreement with Macallan have been removed from the Amendment accordingly. The Company understands that the "equity line" arrangement provided for in prior filings does not meet SEC approval. Nonetheless, it is important for the Company to continue with its offering to attempt to directly raise capital to fund growth and strengthen its business. The Company has chosen to proceed without Macallan and seek qualification of the offering.

Part I – Notification

Item 5. Unregistered Securities Issued or Sold Within One Year, page 3

3. ***Staff Comment:*** *We note your response to prior comment 3, but do not see any revised disclosure on page 4. Please revise your disclosure under section (c) of Item 5 to specify the Commission rule or regulation relied upon for exemption for the registration requirements of the Securities Act, and state briefly the facts relied upon for such exemption.*

   Company Response: Section (c) of Item 5 has been updated accordingly.

Dilution, page 19

4. ***Staff Comment:*** *We note your response to prior comment 17 and indicate that there continues to be an inconsistency in your disclosure. In the paragraph preceding your*

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dilution table, you disclose an immediate dilution in your pro forma net tangible book value of $0.00013 per share to new investors. This dilution amount is inconsistent with the dilution amount to investors in the table (under the scenario that the maximum number of shares are issued) which is $0.00026.

Company Response: The Company has updated disclosure on dilution in the Amendment.

Use of Proceeds, page 21

5.   ***Staff Comment:*** *We note your response to prior comment 13. Please refer to the procedural requirements for confidential treatment requests discussed in Staff Legal Bulletin No. 1, which is available on our website. Please tell us whether you have filed an application with the Office of the Secretary.*

      Company Response: Yes. The Company filed a Request for Confidential Treatment with the Secretary on September 3, 2014.

Post-offering qualification 12 month business plan of operations, page 25

6.   ***Staff Comment:*** *We note your disclosure on page 25 that you recently announced the signing of a confidentiality agreement with a proposed air conditioning company target. Please clarify whether you have entered into an agreement to acquire this air conditioning company target. If so, please disclose the principal terms of any such agreement and please file such the agreement as an exhibit. Please also clarify the anticipated source of funds to complete this acquisition.*

      Company Response: The Company has not yet begun due diligence on the air conditioning company nor has it entered into any definitive agreement for the transaction contemplated. The Company has clarified the relevant disclosures in the Amendment accordingly.

Pest Control, page 26

7.   ***Staff Comment:*** *We note your disclosure regarding the specific services that X-Terminate, Inc. provides. Please provide similar disclosure concerning the specific services that the Target, a termite and pest control business, provides. Please also disclose, if known, the number of employees you anticipate working for the Target subsequent to your acquisition. Finally, please clarify whether your subsidiaries will operate under their own names or whether they will operate under the Enviro-Serv brand.*

      Company Response: The Company no longer intends to complete the asset purchase transaction with the Target - Brantley Termite and Pest Control, Inc.

Financial Statements of Enviro-Serv, Inc., pages 37 to 44

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8. ***Staff Comment:*** *Please amend your filing to include a balance sheet as of December 31, 2013.*

9. **Company Response:** The balance sheet as of December 31, 2013 has been added to the Amendment.

Item 3. Financial Statement Note Information, pages 40 to 44

10. ***Staff Comment:*** *We note your response to comment 27 but are unable to locate your newly included disclosures related to impairment testing of goodwill. Please advise.*

    Company Response: Notes on Impairment Testing of Goodwill has been added on page 42 and 52 of the Amendment.

11. ***Staff Comment:*** *Please amend your disclosure on page 41 as you have not capitalized the balance of the deficit as organization costs. Additionally, please apply this comment to your disclosure in the interim financial statements on page 55.*

    Company Response: Notes to the financial statements for the period ending December 31, 2013, and for the interim period have been updated on accordingly. Please refer to pages 40 and 48 of the Amendment.

12. ***Staff Comment:*** *Please disclose, if so, that your financial statements are prepared in accordance with generally accepted accounting principles. Additionally, please apply this comment to the financial statements of the predecessor entity.*

    Company Response: Notes to the financial statements have been updated accordingly. Please refer to the additional disclosure on pages 48, 56, and 60 of the Amendments.

Interim Financial Statements of Enviro-Serv, Inc., pages 37 to 44

13. ***Staff Comment:*** *Please ensure your financial statements present consistent periods throughout and amend your financial statements, as appropriate. In your response, please address that the Consolidated Statement of Stockholders Equity appears to be reflected as of May 31, 2014 while other financial statements appear to be reflected as of or for the six-month period ended June 30, 2014.*

    Company Response: The Company has included interim financial statements for the 9 months ending September 30, 2014 in the Amendment.

14. ***Staff Comment:*** *We note your response to comment 16 which indicates that there is an asset purchase agreement in place for the acquisition of the target company. Please provide disclosure within your interim financial statements addressing the probable acquisition and the key terms of the purchase.*

Company Response: The Company no longer intends to complete the asset purchase transaction with the Target. As such, all references to the Target and disclosures relating to the asset purchase transaction contemplated have been removed in the Amendment.

Pro Forma Statements, pages 59 to 66

15. *Staff Comment: Please revise your pro forma financial statements in an amended filing such that the interim financial statement periods used in your pro forma information are consistent with the financial statement periods included within your interim financial statements included elsewhere within your filing.*

Company Response: The Company has removed all pro forma financial statements reflecting the combination of the Company with Target from this Amendment as the transaction contemplated will no longer be completed.

Target Company Financial Statements, pages 67 to 69

16. *Staff Comment: We note your response to comments 1 and 19 which indicate that the Target Company has not yet generated its June 30, 2014 financial statements. Please clarify this situation for us as you appear to have included Target Company financial statements as of July 31, 2014. Further, please tell us why you have not provided Target Company financial statements for the year ended December 31, 2013.*

Company Response: The Company no longer intends to complete the asset purchase transaction with the Target. As such, all references to the Target and disclosures relating to the asset purchase transaction contemplated have been removed in the Amendment.

17. *Staff Comment: Please amend your financial statements in an amended filing to include basic and key footnotes including, but not limited to, the nature of the business, revenue recognition policies and whether or not the financial statements have been prepared in accordance with generally accepted accounting principles.*

Company Response: The Company has included additional information in the notes to the financial statements. Please refer to the updates on pages 56 and 60 in the Amendment.

Subscription Agreement, page 118

18. *Staff Comment: We note your response to prior comment 30 and revised disclosure on page 123. Please remove the language in paragraph (b)(i) on page 123 indicating that the investor "has read the section in the Offering Circular titled 'Risk Factors.'"*

Company Response: Paragraph (b)(i) of the Subscription Agreement has been revised accordingly.

If you have any questions about these responses or the filing, please do not hesitate to contact me.

Very truly yours,

WHITE AND WILLIAMS LLP



Allen C. Tucci

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